NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

November 6, 2007

VIA EDGAR

Ms. Robyn Manuel
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nitches, Inc.
Forms 10-K and 10-K/A for Fiscal Year Ended August 31, 2006
Filed December 14, 2006 and January 31, 2007
Forms 10-Q and 10-Q/A for Fiscal Quarters Ended November 30, 2006,
February 28, 2007 and May 31, 2007
File No. 0-13851

Ms. Manuel:

     This letter contains the responses of Nitches, Inc. ("we," "our," "us" or the "Company"), to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated September 13, 2007 (the "Comment Letter") with respect to the above referenced filings. We filed amendments to each of the above reports on October 26, 2007.

     We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter. Immediately following each such comment is the Company's response in regular font. The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.

Form 10-Q for Fiscal Quarter Ended February 28, 2006

Item 1. Financial Statements

Note. 9. Stock-Based Compensation

COMMENT 1. We have reviewed your response to comment two in our letter dated May 29, 2007. Please show us exactly how you computed share-based compensation expense for each of the first three quarters of fiscal 2007 as it remains unclear how your computation complies with SFAS 123R. In particular, it appears you have only recorded compensation expense to the extent of the immediate grant date vesting of each of the option awards whereas we would expect you to record additional expense associated with the continued vesting of these awards during the periods. Moreover, it remains unclear how you considered expected forfeitures in computing share-based compensation cost. Please advise. Finally, as previously requested, please tell us and disclose the requisite service periods and vesting terms of the stock option awards. In filing your amended Forms 10-Q for the periods ended November 30, 2006, February 28, 2007 and May 31, 2007, please ensure you comply with the disclosure requirements in SFAS 154 with respect to the restatement of previously issued financial statements.

     RESPONSE. During the first three months of fiscal 2007 we granted options to purchase up to 305,000 shares of our common stock. During the three months ended February 28, 2007 we granted options to purchase up to an additional 135,000 shares of our common stock. We did not grant any other options through May 31, 2007. All options granted vest at a rate of 25% immediately upon grant date and 75% ratably per month over the 36 month service period commencing on the first anniversary of the grant date.

     Accordingly, as of November 30, 2006, options to purchase 76,250 shares of common stock were vested and exercisable and as of February 28, 2007, options to purchase an additional 33,750 shares of common stock were vested and exercisable. As of May 31, 2007, options to purchase 110,000 shares of our common stock were vested and exercisable. Each of our amended filings discloses the relevant requisite service periods and vesting terms of the option.

     With respect to expected forfeitures, at the time of the grant of the options, we did not have any recent option history to use as a reference with respect to anticipated forfeitures. Also, we have historically experienced very little turnover in our employment base. Accordingly, we took what we believed was the most conservative approach, calculating the compensation expense on the basis that there would be no expected forfeitures. Our amended filings have been revised to disclose that compensation expense was calculated assuming that no forfeitures would occur.

     We have included a disclosure in each of our amended Forms 10-Qs for the periods ended November 30, 2006, February 28, 2007 and May 31, 2007 to comply with the disclosure requirements in SFAS 154 with respect to the restatement of previously issued financial statements.

Form 10-Q/A for Fiscal Quarter Ended May 31, 2007

Item 1. Financial Statements

Note. 15. Pending Restatements

COMMENT 2. In your response to comment one in our letter dated May 29, 2007, you take the position that you will not restate your historical financial statements for the errors you have identified in your income tax accounting due to materiality considerations. This position appears to be inconsistent with the presentation and disclosure in the filing. Based on our teleconference on September 5, 2007, we understand that you intend to file an amendment to restate your financial statements to conform to the position taken in your correspondence. In the amendment, please ensure you comply with the disclosure requirements of SFAS 154 with respect to the restatement. Also disclosure in a reasonable amount of detail the nature and amount of the income tax accounting error(s) included in previously issued financial statements and your basis for not restating those financial statements to correct such errors.

     RESPONSE. The amendment we filed to our Quarterly Report on Form 10-Q/A for the period ended May 31, 2007 (Amendment No. 2) ("Amendment No. 2"), states that after further analysis, we determined that although there was an error in the calculation of the income tax provision for 2005, correcting the issue would not be material to our operating results. The correction, if made, would reduce net income for 2006 by $103,000 and correspondingly reduce the net loss recorded in 2005 by the same amount. While the changes to our fiscal 2006 financial statements would be quantitatively significant when measured as a percentage of net income (the effect on our statement of operations would be to reduce our net income from $468,000 or $0.11 per share to $365,000 or $0.09 per share, a percentage change of 22.0%), the significance is largely attributable to the nominal amount of net income recorded in the period. Amendment No. 2 also states that we believe that it is not quantitatively significant when compared to the overall scale of our financial position or results of operation, and that we also do not believe that the change would be material from a qualitative standpoint. During 2006 we completed three acquisitions that had a significant impact on our operations in 2006 and are expected to have a larger impact on our operations for 2007. We believe that investors who are evaluating our stock will be concerned with a multitude of factors such as financial position, gross profit margin, new product initiatives, and integration of acquisitions. Amendment No. 2 goes on to state that based on this analysis, we do not believe that change is material from a quantitative or qualitative standpoint, and accordingly do not intend to amend and restate our financial statements for the year ended August 31, 2006.

     In addition, we included a disclosure in Amendment No. 2 to comply with the disclosure requirements in SFAS 154 with respect to this matter.

     We confirm that our Annual Report on Form 10-K for the period ended August 31, 2007 will discuss the nature and amount of the error in the calculation of the income tax provision for 2005 and 2006 and disclose our basis for not restating our financial statements for the year ended August 31, 2006.

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     Thank you for your assistance in this matter. Please call me at (858) 731-0520 or James A. Mercer III of Duane Morris LLP, our outside legal counsel, at (619) 744-2209 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Steven P. Wyandt
Chief Executive Officer